Exhibit 99.1

Fresenius Medical Care: Impact of potential regulation change

Centers for Medicare and Medicaid Services (CMS) promulgated a new regulation regarding premium assistance programs that help to fund health insurance premiums for patients with end stage renal disease (ESRD).  Many financially needy Americans receive grants from nonprofit charities to help them obtain health insurance.  For decades, the American Kidney Fund (AKF) has provided such premium assistance to ESRD patients.

The new regulation, which is scheduled to become effective on January 13, 2017, threatens to put an end to premium assistance for certain ESRD patients.  The regulation, should it become effective, and the continuing efforts by insurers — through their discussions with CMS and otherwise — to reject premium assistance for ESRD patients, may result in a material adverse effect on our business. Between 700 and 2,000 FMCNA ESRD patients who currently use premium assistance in connection with individual market plans on and off the exchanges may be impacted by the regulation and/or continuing insurer efforts to reject premium assistance.

Fresenius Medical Care Holdings, Inc. (FMCNA) has joined other providers and patient advocates in filing a lawsuit challenging the rulemaking process and stop the regulation to become effective.

On January 3, 2017, FMCNA accepted service of a subpoena from the United States Attorney for the District of Massachusetts calling for the production of information related to the premium assistance program operated by the AKF.  FMCNA is cooperating with this investigation.